Exhibit 99.1

JMU Limited Announces Listing Transfer to The Nasdaq Capital Market

SHANGHAI, Jan. 3, 2020 /PRNewswire/ -- JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU) today announced that the Company’s application to transfer the Company’s listing of its American Depositary Shares (the “ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market has been approved by the Listing Qualification Department of The Nasdaq Stock Market (“Nasdaq”).

Accordingly, the Company’s ADSs will begin trading on the Nasdaq Capital Market effective at the opening of business on Monday, January 6, 2020. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market and listed companies must meet certain financial requirements and comply with Nasdaq's corporate governance requirements. The transfer of the Company's listing from the Nasdaq Global Market to the Nasdaq Capital Market is expected to have no impact on trading in the Company’s ADSs, and the Company's ADS's will continue to trade under the symbol “JMU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.